SUB-ITEM 77D:  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Prior to November 1, 2014, the investment policy of Hussman Strategic Dividend Value Fund (the "Fund") with respect to hedging limited the total notional value of hedge positions to 50% of the value of stocks owned by the Fund.  Effective November 1, 2014, the Fund's investment policy with respect to hedging was amended to permit the Fund to hedge up to 100% of the value of stocks owned by the Fund in circumstances where market action is determined by the Fund's investment adviser to be unfavorable.  Accordingly, the applicable disclosure in the Fund's prospectus was revised to provide as follows (new language highlighted):

The total notional value of the Fund's hedge positions is not expected to exceed 50% of the value of stocks owned by the Fund, except in circumstances where market action is determined to be unfavorable in the view of the Adviser, based primarily on the analysis of price behavior across a broad range of individual stocks, industries and security types.  During such circumstances, up to 100% of the value of stocks owned by the Fund may be hedged.